# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Adaptin Bio, Inc., CIK 0001938571
CUSIP: 00654M100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3540 Toringdon Way, Suite 200, #250, Charlotte, North Carolina (NC), 28277
Date of event which requires filing of this statement: 02/11/2025
Filed by CIK 0001316736
Persons authorized to receive notices and communications: Simon Pedder, 3540 Toringdon Way, Suite 200, #250,, Charlotte, North Carolina (NC), 28277, (888) 609-1498

## Reporting persons
- Simon Pedder (CIK 0001316736): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 928,571; shared voting power 0; sole dispositive power 928,571; shared dispositive power 0; aggregate amount beneficially owned 928,571 (11.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Adaptin Bio, Inc.
Address of issuer's principal executive offices: 3540 Toringdon Way, Suite 200, #250, Charlotte, North Carolina (NC), 28277

## Item 2. Identity and Background
Name of person filing: Simon Pedder
Residence or business address: 3540 Toringdon Way, Suite 200, #250, Charlotte, North Carolina 28277
Present principal occupation or employment: The reporting person is the Executive Chairman and a director of Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Ontario, Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the shares of common stock to which this Schedule 13D relates were acquired by the Reporting Person in connection with the merger of Adaptin Acquisition Co. ("Acquisition Subsidiary"), a wholly-owned subsidiary of Adaptin Bio, Inc. (formerly known as Unite Acquisition 1 Corp., the "Issuer") with and into Adaptin Bio Operating Corporation (formerly known as Adaptin Bio, Inc., the "Company"), with the Company remaining and surviving as a wholly-owned subsidiary of the Issuer (the "Merger") pursuant to the Agreement and Plan of Merger and Reorganization, dated as of February 11, 2025 (the "Merger Agreement"), by and among the Issuer, Acquisition Subsidiary and the Company.

Pursuant to the terms of the Merger Agreement, each issued and outstanding share of the Company's common stock was converted into and represented the right to receive such number of shares of Issuer common stock equal to the aggregate number of Company shares of common stock multiplied by the conversion ratio for that class or series, rounded up to the nearest whole share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the common stock in connection with the Merger. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as the Executive Chairman and a director of the Issuer. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. Subject to the Lock-Up Agreement described in Item 6 of this Schedule 13D, the Reporting Person may, from time to time, purchase or sell securities of the Issuer as appropriate for his personal circumstances. Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 928,571 - 11.5%
Number of shares as to which each person has sole or shared power to vote or dispose: 928,571
Transactions in the class effected during the past sixty days: Except as otherwise described in this Schedule 13D, the Reporting Person has not effected any transaction related to the Issuer's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is incorporated herein by reference.

Lock-Up Agreements

In connection with the execution of the Merger Agreement, all of the officers and directors of the Issuer following the Merger entered into lock-up agreements with the Issuer (the "Lock-Up Agreements") for a term ending two (2) years after the Issuer's common stock begins to trade on OTCQB or OTCQX market maintained by OTC Markets Group, the Nasdaq Stock Market, the New York Stock Exchange or the NYSE American, whereby they have agreed to certain restrictions on the sale or disposition (including pledge) of all of the Issuer's common stock held by (or convertible into or exercisable or exchangeable for shares of Issuer's common stock) the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7.1 Agreement and Plan of Merger and Reorganization, among the Issuer, Acquisition Subsidiary and the Company, dated February 11, 2025 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K as filed with the SEC on February 18, 2025).

7.2 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K as filed with the SEC on February 18, 2025).

## Signatures
- Simon Pedder: /s/ Simon Pedder, Simon Pedder (02/18/2025)